    As filed with the Securities and Exchange Commission on November 13, 2003

                                               Registration No. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                              --------------------

                             REGISTRATION STATEMENT
                                      UNDER
                                   SCHEDULE B
                                       OF
                           THE SECURITIES ACT OF 1933

                              --------------------

                         QUEENSLAND TREASURY CORPORATION
                                    (ISSUER)

                           THE TREASURER ON BEHALF OF
                          THE GOVERNMENT OF QUEENSLAND
                                   (GUARANTOR)

                             (Names of Registrants)

                              --------------------
            Name and address of authorized agent in the United States
                        for the Issuer and the Guarantor

                                    KEN ALLEN

                          Australian Consulate-General
                        150 East 42nd Street, 34th Floor
                          New York, New York 10117-5612

                                   Copies to:

                             JEFFREY F. BROWNE, Esq.
                               JOHN E. ESTES, Esq.
                               SULLIVAN & CROMWELL
                               101 Collins Street
                            Melbourne 3000 Australia

                              --------------------
     The Debt Securities registered hereby are to be offered on a delayed or continuous basis pursuant to Releases Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

                              --------------------
                         CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                            Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to         Offering Price          Aggregate           Amount of
     Securities Being Registered        be registered(1)       Per Unit(2)       Offering Price (2)   Registration Fee
----------------------------------------------------------------------------------------------------------------------
Debt Securities....................     US$1,000,000,000          100%            US$1,000,000,000     US$80,900.00
----------------------------------------------------------------------------------------------------------------------
Guarantee of the Treasurer on behalf
of the Government of Queensland....           (3)                  (3)                  (3)                 (3)
======================================================================================================================

(1) Or, if any Debt Securities are issued at an original issue discount or are denominated in a currency other than United States dollars, such different amount as shall result in proceeds of not more than US$775,879,000 to Queensland Treasury Corporation. The Debt Securities are not being registered for the purpose of sales outside the United States.

(2)  Estimated solely for purpose of determining the registration fee.

(3) No consideration will be received by the Government of Queensland for the Guarantee.

     Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective as described herein.

     Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained in this Registration Statement and supplements to such Prospectus will also be used in connection with US$224,121,000 of Debt Securities registered under Registration Statement No. 333-101023.

     The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                              CROSS REFERENCE SHEET

Cross reference sheet between Schedule B of the Securities Act of 1933 and the Prospectus.

       Schedule B
          Item                            Heading of Prospectus
          ----                            ---------------------

           1...........................   Cover Page
           2...........................   Use of Proceeds
           3...........................   Supplementary Tables and Information*
           4...........................   Debt Record
           5...........................   Supplementary Tables and Information*
           6...........................   **
           7...........................   Authorized Agent in the United States
           8...........................   **
           9...........................   **
           10..........................   **
           11..........................   ***
           12..........................   Validity of Securities and Guarantee
           13..........................   ***
           14..........................   ***

___________________
* Contained in the annual report on Form 18-K of the Registrants for the fiscal year ended June 30, 2003, incorporated by reference into the Prospectus.
** Information to be provided from time to time in Prospectus Supplements in connection with any offering of Debt Securities registered hereby.
*** Information included in Part II to this Registration Statement or as an Exhibit hereto or to be included in post-effective amendments hereto.

                                EXPLANATORY NOTE

     The Prospectus included in this Registration Statement relates to US$1,224,121,000 aggregate principal amount of Debt Securities of Queensland Treasury Corporation to be offered as separate issues from time to time on the terms and in the manner to be specified in Supplements to the Prospectus contained herein. Such Prospectus Supplements will be delivered with the Prospectus included in this Registration Statement in connection with each such offering. Of such aggregate initial offering price, US$1,000,000,000 is being registered hereby and US$224,121,000 was previously registered under the Registrant's Registration Statement No. 333-101023. The first US$224,121,000 offered and sold pursuant to the Prospectus included herein shall be deemed to be the Debt Securities registered under Registration Statement No. 333-101023.

PROSPECTUS
----------

                                US$1,224,121,000
                         Queensland Treasury Corporation
                                 Debt Securities
                                  Guaranteed by
                           The Treasurer on behalf of
                          The Government of Queensland

                                  ------------

     We may from time to time offer our unsecured debt securities consisting of notes, bonds, debentures, inscribed stock or other evidences of indebtedness in the United States with an aggregate principal amount of up to US$1,224,121,000. The securities will be offered as separate issues in amounts, at prices and on terms to be determined at the time of sale and to be set forth in a prospectus supplement or prospectus supplements.

     The terms of the securities, including, where applicable, the specific designation, aggregate principal amount, currency of denomination and payment (which may include composite currencies such as the Euro), denominations, maturity, rate (which may be fixed or variable) and time of payment of interest, terms for redemption or exchange at our option or the holder, procedures relating to the transfer of ownership of the securities, terms for sinking fund payment or analogous provisions, the initial public offering price, the names of and the amounts to be purchased by any underwriters or agents, the compensation of any underwriters or agents, the other specific terms in connection with the offering and sale of each issue of the securities in respect of which this prospectus is being delivered and information relating to developments subsequent to the date of this prospectus, will be set forth in a prospectus supplement or prospectus supplements relating to the issue of securities.

     The securities may be sold directly by us in the United States at an aggregate initial offering price of not more than US$1,224,121,000 or, if applicable, the equivalent thereof in any other currency, currencies or currency units, through agents designated from time to time or to or through underwriters or dealers. Please see "Plan of Distribution" for a discussion regarding our distribution arrangements. If any of our agents or any underwriters are involved in the sale of any securities in respect of which this prospectus is being delivered, we will provide the names of the agents or underwriters and any applicable commissions or discounts in a prospectus supplement. The net proceeds we receive from the sale also will be set forth in a prospectus supplement.

     The securities may be issued in registered form or bearer form with coupons attached or both. In addition, all or a portion of the securities of a series may be issuable in temporary or permanent global form. Securities in bearer form are offered only to non-United States persons and to offices located outside the United States and its possessions of certain United States financial institutions.

     The distribution of this prospectus and the prospectus supplement and the offer and delivery of the securities is not permitted in, or to any residents of, the Commonwealth of Australia. For further discussion regarding restrictions on sales of securities please see "Description of Securities and Guarantee--Selling Restrictions".

     For a discussion of certain United States federal income tax consequences to holders of the securities, see "Description of Securities and Guarantee - United States Federal Taxation".

                                  ------------
         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                  ------------

     This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

                The date of this prospectus is November 13, 2003.

     The delivery of this prospectus at any time does not imply that the information contained herein is correct as of any time after its date and the information contained in this prospectus is qualified in its entirety by the supplementary information contained in the applicable prospectus supplement relating to a particular issue of securities.

                                Table of Contents

Where You Can Find More Information ...................................   2
Queensland Treasury Corporation .......................................   2
Queensland ............................................................   3
Use of Proceeds .......................................................   3
Debt Record ...........................................................   3
Description of Securities and Guarantee ...............................   3
General ...............................................................   3
Payments ..............................................................   4
Transfer and Exchange .................................................   5
Status of the Securities ..............................................   5
Limitations on Issuance of Securities in Bearer Form ..................   5
Global Securities .....................................................   6
Taxation by the Commonwealth of Australia .............................   7
Interest Withholding Tax ..............................................   7
Payment of Additional Amounts in Certain Circumstances ................   9
Income and Other Taxes ................................................  10
Inheritance Taxes .....................................................  10
Selling Restrictions ..................................................  10
Australian Exchange Control Restrictions ..............................  11
United States Federal Taxation ........................................  11
Payments of Interest ..................................................  11
Original Issue Discount ...............................................  12
Securities Purchased at a Premium .....................................  17
Purchase, Sale and Retirement of the Securities .......................  17
Exchange of Amounts in Other Than U.S. Dollars ........................  18
Indexed Securities ....................................................  18
Backup Withholding and Information Reporting ..........................  18
Redemption ............................................................  18
General ...............................................................  18
For Taxation ..........................................................  18
Acceleration of Maturity ..............................................  18
Modification ..........................................................  19
Guarantee of the Treasurer on behalf of the Government of Queensland ..  19
Jurisdiction, Consent to Service and Enforceability ...................  19
Governing Law .........................................................  19
Plan of Distribution ..................................................  19
Validity of Securities  and Guarantee .................................  20
Experts and Public Official Documents .................................  20
Authorized Agent in the United States .................................  21
Further Information ...................................................  21

                       Where You Can Find More Information

     We file annual reports and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any documents we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

     The SEC allows us to "incorporate by reference" the documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information as well as the information included in this prospectus. We incorporate by reference the annual report on Form 18-K for us and the Government of Queensland for the fiscal year ended June 30, 2003 and any future reports and amendments filed with the SEC under Sections 13(c) and 15(d) of the United States Securities Exchange Act of 1934. Our Form 18-K contains, among other information, our most recently published annual report and consolidated financial statements and our most recently published interim financial statements, from time to time.

                         Queensland Treasury Corporation

     In 1982 the Queensland Government established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation ("Corporation") pursuant to the Queensland Treasury Corporation Act 1988 (the "Act").

     Under section 10 of the Act, the Corporation established the Queensland Treasury Corporation Capital Markets Board (the "Board") to determine and implement ongoing strategies for capital market operations.

     Under the Act, the Corporation has as its statutory objectives:

     (a) to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies and the State;

     (b) to enhance the financial position of the Corporation, other statutory bodies and the State; and

     (c) to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

         (i) the advancement of the financial interests of the State;

         (ii) the development of the State or any part thereof; or

         (iii) the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

     In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

     (a) to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere;

     (b) to advance money or otherwise make financial accommodation available;

     (c) to act as a central borrowing and capital raising authority for the statutory bodies of the State;

     (d) to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

     (e) to provide a medium for the investment of funds of the Treasurer, statutory bodies or any other persons; and

     (f) to manage or cause to be managed the Corporation's financial rights and obligations.

     As at June 30, 2003, the Corporation had a total of $26.866 billion in assets compared to $26.039 billion at June 30, 2002.

                                   Queensland

     The State of Queensland (the "State" or "Queensland") has the second largest land area of the six Australian States and the largest habitable area. It occupies the northeastern quarter of Australia, covering 1.7 million square kilometres, stretching from the sub-tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State's geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and wool. In addition, the State has extensive deposits of minerals (including large reserves of coal and one of the world's largest known bauxite deposits), a diverse industrial base, well-developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometers of railway lines and 170,000 kilometers of roads supports the development of the State's resources.

     Queensland is the third most populous State in Australia with a population of over 3.655 million persons, or 19.3% of Australia's population at August 2001. Approximately two-thirds of Queensland's population lives in the Brisbane and Moreton region in the south-eastern corner of the State, an area with mild climate and a developed industrial base. The remainder of the State's population is spread quite widely, making Queensland's population the most dispersed of the Australian States.

     Brisbane, the capital of Queensland, with its surrounding metropolitan area has approximately 1.6 million residents. There are seven other population centres in Queensland with over 50,000 residents.

                                 Use of Proceeds

     We will use the net proceeds from the sale of the securities to finance the activities of the State of Queensland and its statutory bodies.

                                   Debt Record

     Neither we, nor any predecessor, nor the Treasurer on behalf of the Government of Queensland has ever defaulted on the payment of principal of, or premium, if any, or interest on any security issued by it.

                    Description of Securities and Guarantee

     The following is a brief summary of the terms and conditions of the securities, the guarantee and the fiscal agency agreement or agreements pursuant to which our securities, other than our domestic A$ bonds (which, for purposes of the Act and other purposes, have been and are identified as "Inscribed Stock") will be issued. Copies of the forms of securities and the form of fiscal agency agreement are or will be filed as exhibits to the registration statement of which this prospectus is a part.

     Below is a summary of the material provisions of the terms and conditions of the securities. For more complete information, you should read the exhibits to the registration statement. Information provided in this summary may be varied if we state so in a prospectus supplement.

General

     The securities may be issued in one or more series as we may authorize from time to time. You should refer to the applicable prospectus supplement for the following terms of the securities offered thereby:

     o the designation and aggregate principal amount and any limitation on the principal amount and authorized denominations;

     o the currency or currencies or composite currency unit of denomination and payment;

     o the percentage of their principal amount at which the securities will be issued;

     o    the maturity date or dates;

     o the interest rate or rates, if any, which may be fixed or variable, and the manner in which the rate or rates will be determined;

     o the interest payment dates, if any, and the dates from which interest accrues;

     o any optional or mandatory redemption or exchange terms, including with respect to our domestic A$ bonds, or repurchase or sinking fund provisions;

     o whether the offered securities will be in bearer form with interest coupons, if any, or in registered form, or both;

     o whether any of the securities are to be issuable initially in temporary global form and whether any of the securities are to be issuable in permanent global form, the authorized denominations of securities in each form, and restrictions on the exchange of one form for another;

     o any securities exchange or exchanges to which an application for listing of the securities has been or may be made and the extent to or the manner in which any interest payable on the global security representing the securities will be paid;

     o paying agents, at whose offices payments of principal and any premium or interest will be made;

     o    procedures relating to the transfer of ownership of the securities;

     o if the amounts of the payment of principal of and any premium or interest on the securities may be determined by reference to an index, the manner in which the amounts may be determined; and

     o    any other specific provisions.

     We will appoint a fiscal agent or agents in connection with the securities, other than our domestic A$ bonds, whose duties will be governed by the relevant fiscal agency agreement. We may replace the fiscal agent and may appoint different fiscal agents for different series of securities. We may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent. A register for the registration and transfer of securities, other than our domestic A$ bonds, will be kept by the fiscal agent in The City of New York. The fiscal agent is our agent, is not a trustee for you and does not have the same responsibilities or duties to act for you as would a trustee.

     Securities may be issued as discounted securities, which means that they bear no interest or interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below their stated principal amount or may have payments denominated in or determined by reference to a currency other than United States dollars. We may issue securities which may be redeemed and exchanged at the option of the holder thereof for our domestic A$ bonds or which are transferable as our domestic A$ bonds pursuant to settlement procedures which will be described in a prospectus supplement relating to the securities. Reference is made to the applicable prospectus supplement for the terms of the exchange.

Payments

     Principal of, and any premium or interest on, the securities will be payable at the place or places and in the currency or currencies or composite currency, such as the Euro, as we designate and set forth in the applicable prospectus supplement. Subject to the procedure relating to global securities described below, and unless otherwise provided in the applicable prospectus supplement, the principal of the securities in registered form, other than our domestic A$ bonds, will be payable at the corporate trust office of the fiscal agent in The City of New York or by transfer to a dollar account maintained by the payee with a bank in The City of New York, and the principal of any securities in bearer form will be payable by check at the offices or agencies of the fiscal agent or other paying agent outside the United States as we may designate from time to time or by transfer to a dollar account maintained by the payee with a bank outside of the United States.

     Subject to the procedure relating to global securities described below, interest, if any, on registered securities will be paid, unless otherwise provided in the applicable prospectus supplement, by check mailed to the persons in whose names securities are registered at the close of business on the record dates designated in the applicable prospectus supplement at each person's address appearing on the register of securities or by transfer to a dollar account maintained by the payee with a bank in The City of New York.

     Interest on any bearer securities will be payable by check or by transfer to a dollar account maintained by the payee with a bank outside of the United States upon surrender of any applicable coupon at the offices or agencies of the fiscal agent or any other paying agent outside of the United States as we may designate from time to time. No payment of interest on bearer securities will be made at the corporate trust office of the fiscal agent or any other office in the United States, nor will any payment be made by mail to an address in the United States or by transfer to an account maintained by a holder with a bank in the United States. If payments in respect of United States dollar denominated bearer securities at the offices outside of the United States are illegal or effectively precluded because of the imposition of exchange controls or similar restrictions on the payment or receipt of the amounts in dollars, we may instruct that the payments be made at an office or agency located in the United States. If bearer securities are issued, we will designate the offices of at least one paying agent outside of the United States as the location at which interest on the bearer securities will be paid.

     Unless otherwise provided in the applicable prospectus supplement, interest on our domestic A$ bonds will be paid by a check mailed to the person in whose name the domestic A$ bonds are registered at the close of business on the record dates designated in the applicable prospectus supplement at the person's address appearing on the register for our domestic A$ bonds that we maintain at the address specified in the applicable prospectus supplement. Our domestic A$ bonds will not be issued in bearer form. Unless otherwise provided in the applicable prospectus supplement, the principal of our domestic A$ bonds will be payable by check posted directly to the person in whose name the domestic A$ bonds are registered on the register at the close of business on the maturity date of the domestic A$ bonds set forth in the applicable prospectus supplement at the person's address appearing on the register.

Transfer and Exchange

     Unless otherwise provided in the applicable prospectus supplement, the securities, other than our domestic A$ bonds, may be presented for transfer or exchange, other than for the exchange of securities for domestic A$ bonds, at the corporate trust office of the fiscal agent in New York City, subject to the limitations set forth in the fiscal agency agreement. Upon surrender for exchange or transfer of any security, the fiscal agent shall authenticate and deliver in exchange for the security, a security or securities of the appropriate form and denomination and of an equal principal amount. No service charge will be imposed upon the holder of a security in connection with exchanges for securities of a different denomination or for transfers thereof, but the fiscal agent may charge the party requesting any transfer, exchange or registration of the securities a sum sufficient to reimburse it for any stamp or other tax or other governmental charge required to be paid in connection with the transfer, exchange or registration.

     We, the fiscal agent and any of our other agents may treat the person in whose name any security is registered as the owner of the security for all purposes. The procedures for exchange of the exchangeable securities for our domestic A$ bonds and for transfer of transferable securities and of domestic A$ bonds will be described in the applicable prospectus supplement.

Status of the Securities

     The securities constitute our direct, unconditional and unsecured obligations, the full faith and credit of which will be pledged for the payment and performance of the securities. At the time of issuance the securities will rank in parity with all of our other direct and general obligations for borrowed money without any preference granted by us one above the other by reason of priority of date of issue, currency of payment or otherwise.

Limitations on Issuance of Securities in Bearer Form

     In compliance with United States federal tax laws and regulations, bearer securities (including securities in temporary or permanent global form that are either bearer securities or exchangeable for bearer securities) may not be offered or sold during the restricted period (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)) within the United States or to United States persons (each as defined below) other than to an office located outside the United States of a United States financial institution (as defined in United States Treasury Regulations Section 1.165-12(c)(1)(iv)), purchasing for its own account or for resale or for the account of certain customers, that provides a certificate stating that it agrees to comply with the requirements of
Section 165(j)(3)(A), (B) or (C) of the United States Internal Revenue Code of 1986, as amended and the United States Treasury Regulations thereunder, or to certain other persons described in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(1)(iii)(B).

     Moreover, these bearer securities may not be delivered in connection with their sale during the restricted period within the United States or its possessions. Any distributor (as defined in United States Treasury Regulations
Section 1.163-5(c)(2)(i)(D)(4)) participating in the offering of bearer securities must covenant that it will not offer or sell during the restricted period any bearer securities within the United States or its possessions or to United States persons (other than the persons described above), it will not deliver in connection with the sale of bearer securities during the restricted period any bearer securities within the United States or its possessions, and it has in effect procedures reasonably designed to ensure that its employees and agents who are directly engaged in selling the bearer securities are aware of the restrictions described above.

     No bearer security may be delivered, nor may interest be paid on any bearer security, until the beneficial owner of the bearer security furnishes a written certificate to the effect that the bearer security:

     o    is owned by a person that is not a United States person,

     o is owned by a United States person that is a foreign branch of a United States financial institution purchasing for its own account or for resale, or is owned by a United States person who acquired the bearer security through a foreign branch of a United States financial institution and who holds the bearer security through such financial institution on the date of certification, provided in either case that the financial institution provides a certificate to us or the distributor selling the bearer security to it within a reasonable time stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code and the United States Treasury Regulations thereunder, or

     o is owned by a financial institution that purchased the bearer security for resale during the restricted period.

     A financial institution described in the third point of the preceding sentence (whether or not also described in the first two points) must certify that it has not acquired the bearer security for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions. In the case of a bearer security in permanent global form, that certification must be given in connection with notation of a beneficial owner's interest therein. The bearer securities and the coupons will bear a legend which includes the following language: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the United States Internal Revenue Code".

     As used herein, "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States, an estate the income of which is subject to United States federal income taxation regardless of its source and a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust. "United States" means the United States of America (including the States and the District of Columbia), and "possessions" of the United States include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and Northern Mariana Islands.

Global Securities

     The securities may be issued in whole or in part in the form of one or more global securities that will be deposited with or on behalf of, a depositary identified in the prospectus supplement relating to the securities. Unless and until it is exchangeable in whole or in part for securities in definitive form, a global security may not be transferred except as a whole by the depositary for the global security to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any of its nominees to a successor of the depositary or a nominee of the successor.

     The specific terms of the depositary arrangement, if any, with respect to a series of securities will be described in the prospectus supplement relating to that series. Unless otherwise indicated in the applicable prospectus supplement, we anticipate that the following provisions will apply to all depositary arrangements relating to the securities.

     Ownership of beneficial interests in a global security will be limited to persons that have accounts with the depositary for that global security or its nominee, also known as participants, or persons that may hold interests through participants. These accounts shall be designated by the underwriters or agents with respect to the securities underwritten or solicited by them. We will obtain confirmation from the depositary that upon the issuance of a global security, the depositary for the global security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the securities represented by the global security. The depositary will have no knowledge of the actual holder of beneficial interests in any global security and its records reflect only the identity of the participants to whose accounts book-entry notes are credited. The participants remain responsible for keeping account of their holdings on behalf of their customers. Ownership of beneficial interests in that global security will be shown on, and the transfer of the ownership interest will be effected only through, records maintained by the depositary (with respect to interests of participants) and on the records of participants with respect to interests of persons held through participants.

     The laws of some states of the United States may require that certain purchasers of securities take physical delivery of the securities in definitive form. These limits and the laws may impair the ability to own, transfer or pledge beneficial interests in a global security.

     So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the global security for all purposes under the fiscal agency agreement and the terms of the global security. Except as provided below, owners of beneficial interests in a global security will not be entitled to have the securities represented by that global security registered in their names and will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders under the fiscal agency agreement and the terms of the global security and the guarantee. Accordingly, each person owning a beneficial interest in that global security must rely on the procedures of the depositary and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the fiscal agency agreement or the terms of the global security or the guarantee. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in that global security desires to give or take any action which a holder is entitled to give or take under the fiscal agency agreement or the terms of the global security, the depositary would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

     Payment of principal of, and premium and interest, if any, on securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing the securities. None of us, the fiscal agent and the paying agent or any of our other agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for the securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     We will obtain confirmation from the depositary that upon receipt of any payment of principal of, or premium or interest on, a global security denominated in United States dollars, the depositary will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amounts of the global security as shown on the records of the depositary. Payments by participants to owners of beneficial interests in that global security held through the participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in "street name".

     In the case of a global security denominated in, or interest with respect to which is payable in, a foreign currency, the payment procedures will be described in the applicable prospectus supplement. Payments in United States dollars will be made in accordance with the preceding paragraph.

     If the depositary for any securities represented by a global security notifies us that it is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Act and a successor depositary is not appointed by us within ninety days after receiving that notice or becoming aware that the depositary is no longer so registered, we will issue the securities in definitive form upon registration of transfer of, or in exchange for, the global security. We may also at any time and in our sole discretion determine not to have the securities represented by one or more global securities and, in that event, will issue securities in definitive form in exchange for all of the global securities representing the securities. In addition, securities represented by one or more global securities which are by their terms exchangeable for another class of securities shall be transferable to the extent necessary to permit the exchange. If applicable, the procedures for effecting any exchange will be described in the applicable prospectus supplement.

Taxation by the Commonwealth of Australia

   Interest Withholding Tax

     Generally, interest paid by us to a non-resident of Australia, who does not derive the interest in carrying on business at or through a permanent establishment in Australia, is subject to interest withholding tax at the rate of ten percent.

     Under the double taxation treaty between Australia and the United States, no Australian interest withholding tax will be payable on interest derived by an entity which is entitled to the benefit of that treaty where that entity is a government body of the United States (including a body exercising governmental functions), a United States resident bank performing central banking functions or by a United States resident financial institution which is unrelated to, and deals independently with, us. For these purposes, "financial institution" means a bank or other enterprise substantially deriving its profits by raising debt finance in the financial markets or by taking deposits at interest and using those funds in carrying on a business of providing finance. However, if the interest is derived as part of an arrangement involving back-to-back loans, Australian interest withholding tax will still be payable.

     A person who is not a resident of the Commonwealth of Australia within the meaning of the Income Tax Assessment Act 1936 (Australia) and who does not derive the interest in carrying on business at or through a permanent establishment in Australia and who has acquired or acquires any of the securities will not incur or become liable for any Australian income tax (other than interest withholding tax) on interest, or amounts in the nature of interest, payable in respect of the securities. The terms of issue and the procedures for the issue of the securities are intended to satisfy the conditions for exemption from interest withholding tax under Section 128F of the Income Tax Assessment Act 1936 (Australia), as amended.

     Under Australian law as currently in effect, Australian withholding tax at the rate of 10% will be deducted by us from payments of any interest on our domestic A$ bonds paid to a non-resident of Australia. We are not obliged to "gross-up", nor make any additional payments to a holder of domestic A$ bonds in respect of any withholding.

     Interest, or an amount in the nature of interest, paid by us is exempt from Australian withholding tax under Section 128F if debt securities are issued by us outside Australia and if a "public offer" test is satisfied. The public offer test is satisfied if the debt securities are issued as a result of being offered for issue:

          (a) to at least 10 persons each of whom:

               (i) was carrying on a business of providing finance, or investing or dealing in securities, in the course of operating in financial markets; and

               (ii) is not known, or suspected, by us to be an associate (as defined in Section 128F) of any of the other nine such persons ; or

          (b) to at least 100 persons whom it is reasonable for us to regard as having acquired instruments similar to the debt securities in the past or being likely to acquire instruments similar to the debt securities in the future; or

          (c) as a result of being accepted for listing on a stock exchange outside Australia, where we have entered into an agreement with a dealer, manager or underwriter in relation to the placement of the debt securities requiring us to seek such a listing; or

          (d) as a result of negotiations being initiated publicly in electronic form, or in another form, that is used by financial markets for dealing in instruments similar to the debt securities; or

          (e) to a dealer, manager or underwriter in relation to the placement of debt securities who, under an agreement with us, offered the debt securities for sale within 30 days in a way covered by any of paragraphs
     (a) to (d) above.

     In relation to the issue of a global security, the "public offer" test will be satisfied if the global security falls within the description of "global bond" in Section 128F(10). Broadly speaking, this will be the case if the following requirements are satisfied:

               (i) the global security describes itself as a global bond or a global note; and

               (ii) it is issued to a clearing house (as defined in Section 128F(9)) or to a person as trustee or agent for, or otherwise on behalf of, one or more clearing houses; and

               (iii)in connection with the issue of the global security, the clearing house or houses confer rights in relation to the global security on other persons and will record the existence of the rights; and

               (iv) before the issue of the global security, we, or a dealer, manager or underwriter, in relation to the placement of debt securities on our behalf, announces that, as a result of the issue, those rights will be able to be created; and

               (v) the announcement is made in a way or ways covered by any of paragraphs (a) to (e) above (reading a reference in those paragraphs to "debt securities" as if it were a reference to the rights referred to in paragraph (iv) above and a reference to "us" as if it included a reference to the dealer, manager, or underwriter); and

               (vi) under the terms of the global security, interests in the global security are able to be surrendered, whether or not in particular circumstances, in exchange for other debt securities issued by us that are not themselves global securities.

     The public offer test is not satisfied if at the time of the issue we know, or have reasonable grounds to suspect, that the debt security or an interest in the debt security was being, or would later be, acquired directly or indirectly by an Offshore Associate of ours other than one acting in the capacity of a dealer, manager, or underwriter in relation to the placement of the debt securities or in the capacity of a clearing house, custodian, funds manager or responsible entity of a registered scheme (within the meaning of the Corporations Act 2001 (Australia)). Nor will the exemption from interest withholding tax apply if, at the time of the payment of interest to a person, we know or have reasonable grounds to suspect that the holder concerned is one of our Offshore Associates other than one receiving the payment in the capacity of a clearing house, paying agent, custodian, funds manager or responsible entity of a registered scheme without losing the benefit of the exemption from interest withholding tax. An "Offshore Associate" is an associate (as defined in Section

128F) of ours that is either a non-resident of the Commonwealth of Australia which does not acquire the securities in carrying on a business at or through a permanent establishment in Australia or, alternatively, is a resident of Australia that acquires the securities in carrying on a business at or through a permanent establishment outside of Australia.

     To reduce the risk that the public offer test will not be satisfied we have identified our known associates and have requested that they do not acquire any of our securities which are issued outside Australia.

   Payment of Additional Amounts in Certain Circumstances

     All payments by us of or in respect of, principal of, and any premium and interest on, the securities, except for the domestic A$ bonds, will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Commonwealth of Australia or any political subdivision or authority thereof or therein having power to tax, unless the withholding or deduction of the taxes, duties, assessments or governmental charges is required by law. In that event, we or, as the case may be, the guarantor will pay the additional amounts as may be necessary in order that the net amounts receivable by you after the withholding or deduction (and after deduction of any additional taxes, duties, assessments or governmental charges payable in respect of such additional amounts) shall equal the respective amounts of principal and interest which would have been receivable in respect of the securities, in the absence of the withholding or deduction. However, no additional amounts will be so payable for or on account of:

          (1) any withholding, deduction, tax, duty, assessment or other governmental charge which would not have been imposed but for the fact that the holder:

               (A) was a resident, domiciled in or a national of, or engaged in business or maintained a permanent establishment or was physically present in, Australia or otherwise had some connection with Australia other than the mere ownership of, or receipt of payment under, the security;

               (B) presented a security for payment in Australia, unless the security could not have been presented for payment elsewhere; or

               (C) presented the security more than 30 days after the date on which the payment in respect of the security first became due and payable or provided for, whichever is later, except to the extent that the holder would have been entitled to the additional amounts if it had presented the security for payment on any day within the period of 30 days;

          (2) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge or any withholding or deduction on account of such taxes;

          (3) any tax, assessment or other governmental charge which is payable otherwise than by withholding or deduction from payments of (or in respect of) principal of, or any premium or interest on, the security;

          (4) any withholding, deduction, tax, assessment or other governmental charge which is imposed or withheld by reason of the failure by the holder of a security or, if the security is a global security, the beneficial owner of a security to comply with our request addressed to the holder or beneficial owner, as the case may be,

               (A) to provide information concerning the nationality, residence, identity or address of the holder or the beneficial owner, as the case may be; or

               (B) to make any declaration or other similar claim or satisfy any information or reporting requirement, which, in the case of (A) or
          (B), is required or imposed by a statute, treaty, regulation or administrative practice of Australia or any political subdivision or authority thereof or therein having the power to tax as a precondition to exemption from all or part of the withholding, deduction, tax, assessment or other governmental charge; or

          (5) any combination of items (1), (2), (3) and (4) above.

     Furthermore, no additional amounts will be paid with respect to any payment of, or in respect of, the principal of, or any premium or interest on, the securities to any holder who is a fiduciary or partnership or other than the sole beneficial owner of the payment to the extent the payment would, under the laws of the Commonwealth of Australia or any political subdivision or authority thereof or therein having the power to tax, be treated as being derived or received for tax purposes by a beneficiary or settlor with respect to the fiduciary or a member of the partnership or a beneficial owner who would not have been entitled to the additional amounts had it been the holder of a security.

     We will not be liable to pay additional amounts to any holder for any deduction or withholding on account of any duties or taxes where those duties or taxes are imposed or levied by or on behalf of the Commonwealth of Australia by virtue of the holder being our associate (as defined in Section 128F of the Income Tax Assessment Act 1936 (Australia)) or as a result of the holder being a party to or participating in a scheme to avoid the duties or taxes, being a scheme which we neither were party to nor participated in.

     Australian withholding tax at the rate of 10% will be deducted by us from payments of any interest on our domestic A$ bonds paid to a non-resident of Australia. We are not obliged to "gross up", nor make any additional payments to, a holder of domestic A$ bonds in respect of any withholding.

     Any reference herein to principal or interest in respect of the securities will also be deemed to refer to any additional amounts which may be payable in respect of those securities.

   Income and Other Taxes

     Under Australian law as currently in effect, a person who is a non-resident and who is a holder of securities or domestic A$ bonds will not by reason only of that ownership incur or become liable for any Australian taxes or duties of whatsoever nature in respect of principal of or (except as described in "Interest Withholding Tax" above, noting the exemption from that tax afforded by
Section 128F where its requirements are complied with) interest, or amounts in the nature of interest (including original issue discount, or premium, if any), in respect of, the securities or domestic A$ bonds, provided that no such interest, amount in the nature of interest, or premium is derived in carrying on business through a permanent establishment in Australia.

     Under Australian law as currently in effect, no Australian income or other tax is payable on any profit on sale of the securities or domestic A$ bonds which are held by non-residents except if the securities or the domestic A$ bonds, as the case may be, are purchased with the intention of deriving that profit by resale, or the securities or domestic A$ bonds, as the case may be, are trading stock of the vendor or if an ordinary incident of the vendor's business is the sale of securities for a profit and, in any case, the profit from the sale has a source in Australia. The profit will generally only have a source in Australia if the business is conducted in Australia, if the securities or domestic A$ bonds, as the case may be, are sold in Australia or the securities or domestic A$ bonds, as the case may be, are physically held in Australia.

     Notwithstanding that a profit from a sale of securities or domestic A$ bonds is prima facie assessable in Australia in the circumstances referred to above, if the vendor is a resident of a country with which Australia has a double taxation agreement, then depending on the circumstances of the case and the terms of the relevant treaty, relief from Australian tax may nevertheless be available under the treaty.

   Inheritance Taxes

     Under Australian law as currently in effect, no Australian state or Federal estate duty or other inheritance taxes will be payable in respect of securities or domestic A$ bonds held at the date of death regardless of the holder's domicile at the date of death.

Selling Restrictions

     No prospectus in relation to the securities has been lodged with or registered by the Australian Securities and Investments Commission. The securities may not be offered or sold, directly or indirectly, in the Commonwealth of Australia, its territories and possessions. Each dealer has or will severally represent and agree with us that in connection with the distribution of the securities:

     o it has not directly or indirectly offered for subscription or purchase or issued invitations to subscribe for or buy nor has it sold any of the securities;

     o it will not directly or indirectly offer for subscription or purchase or issue invitations to subscribe for or buy or sell any of the securities; and

     o it has not distributed and will not distribute any draft or final form offering memorandum, advertisement or other offering material relating to any of the securities,

in Australia or to any person that the employees of the Dealer acting in connection with the offer or sale know or have reasonable grounds to suspect is one of our Offshore Associates other than one acting in the capacity of a dealer, manager, or underwriter in relation to the placement of the securities or in the capacity of a clearing house, custodian, funds manager or responsible entity of a registered scheme (within the meaning of the Corporations Act 2001 (Australia)).

     Each Dealer has agreed to co-operate with us with a view to ensuring that securities are offered for sale in such a manner which will allow payments of interest or amounts in the nature of interest on the securities to be exempt from Australian withholding tax under section 128F of the Income Tax Assessment Act 1936 (Australia), as amended.

Australian Exchange Control Restrictions

     The written approval of the Australian Minister for Foreign Affairs is required for transactions involving the control or ownership of assets by persons or entities linked to terrorist activities and identified by the United Nations and the Commonwealth of Australia under the Charter of the United Nations (Anti-terrorism - Persons and Entities) List, as published from time to time in the Commonwealth Government Gazette. This includes individuals or entities linked with the Taliban, Usama bin Laden and other terrorist organizations. Transactions involving persons published in the Gazette without the permission of the Minister are a criminal offence.

     Transactions involving individuals associated with the regime of former President of Yugoslavia Slobodan Milosevic and certain ministers and senior officials of the Government of Zimbabwe are prohibited under the Banking (Foreign Exchange) Regulations 1959 (Cth). The Reserve Bank of Australia publishes changes to prohibited parties and variations in the restrictions on those parties from time to time in the Commonwealth Government Gazette.

     Transactions over A$100,000 involving the Embassy of the Federal Republic of Yugoslavia, the Consulate-General of the Federal Republic of Yugoslavia and Narodna Banka Jugoslavije (including Banque Nationale de Yugoslavie) require prior approval from the Reserve Bank of Australia.

United States Federal Taxation

     This section describes the principal United States federal income tax consequences of owning the securities we are offering. It applies to you only if you acquire securities in this offering and you own your securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

     o    a dealer in securities or currencies,

     o a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

     o    a bank,

     o    a life insurance company,

     o    a tax-exempt organization,

     o a person that owns securities that are a hedge or that are hedged against interest rate or currency risks,

     o a person that owns securities as part of a straddle or conversion transaction for tax purposes, or

     o    a person whose functional currency for tax purposes is not the U.S.
          dollar.

This section deals only with securities that are due to mature 30 years or less from the date on which they are issued. The United States federal income tax consequences of owning securities that are due to mature more than 30 years from their date of issue will be discussed in an applicable prospectus supplement. This section is based on the United States Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

--------------------------------------------------------------------------------
Please consult your own tax advisor concerning the consequences of owning these securities in your particular circumstances under the code and the laws of any other taxing jurisdiction.
--------------------------------------------------------------------------------

     This section describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a security and you are:

     o    a citizen or resident of the United States,

     o    a domestic corporation,

     o an estate whose income is subject to United States federal income tax regardless of its source, or

     o a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

   Payments of Interest

     Except as described below in the case of interest on a discount security that is not qualified stated interest (each as defined below under "Description of Securities and Guarantee - United States Federal Taxation - Original Issue Discount - General"), you will be taxed on any interest on your security, whether payable in U.S. dollars or a currency, composite currency or basket of currencies other than U.S. dollars (a "foreign currency") as ordinary income at the time you receive the interest or it accrues, depending on your method of accounting for tax purposes.

     Cash Basis Taxpayers. If you are a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes and you receive an interest payment that is denominated in, or determined by reference to, a foreign currency, you must recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

     Accrual Basis Taxpayers. If you are a taxpayer that uses an accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment denominated in, or determined by reference to, a foreign currency by using one of two methods. Under the first method, you will determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year).

     If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period (or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year). Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method it will apply to all debt instruments that you own at the beginning of the first taxable year to which the election applies and to all debt instruments that you thereafter acquire. You may not revoke this election without the consent of the Internal Revenue Service.

     When you actually receive an interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of your security) denominated in, or determined by reference to, a foreign currency for which you accrued an amount of income, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

   Original Issue Discount

     General. If you own a security, other than a security with a term of one year or less (a short-term security), it will be treated as issued at an original issue discount (a discount security) if the amount by which the security's stated redemption price at maturity exceeds its issue price is more than a de minimis amount. All three terms are defined below. Generally, a security's issue price will be the first price at which a substantial amount of securities included in the issue of which the security is a part are sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. A security's stated redemption price at maturity is the total of all payments provided by the security that are not payments of qualified stated interest. Generally, an interest payment on a security is qualified stated interest if it is one of a series of stated interest payments on a security that are unconditionally payable at least annually at a single fixed rate (with certain exceptions for lower rates paid during some periods) applied to the outstanding principal amount of the security. There are special rules for variable rate securities that we discuss below under "Description of Securities and Guarantee
- United States Federal Taxation - Original Issue Discount - Variable Rate Securities".

     In general, your security is not a discount security if the amount by which its stated redemption price at maturity exceeds its issue price is less than 1/4 of 1 percent of its stated redemption price at maturity multiplied by the number of complete years to its maturity (the de minimis amount). Your security will have de minimis original issue discount if the amount of the excess is less than the de minimis amount. If your security has de minimis original issue discount, you must include the de minimis amount in income as stated principal payments are made on the security, unless you make the election described below under "Election to Treat All Interest as Original Issue Discount". You can determine the amount to be included with respect to each such payment by multiplying the total amount of your security's de minimis original issue discount by a fraction equal to:

     o    the amount of the principal payment made

     divided by:

     o    the stated principal amount of the security.

     Inclusion of Original Issue Discount in Income. Generally, if your discount security matures more than one year from its date of issue, you must include the original issue discount ("OID") in income before you receive cash attributable to that income. The amount of OID that you must include in income is calculated using a constant-yield method, and generally you will include increasingly greater amounts of OID in income over the life of your discount security. More specifically, you can calculate the amount of OID that you must include in income by adding the daily portions of OID with respect to your discount security for each day during the taxable year or portion of the taxable year that you own your discount security (accrued OID). You can determine the daily portion by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. You may select an accrual period of any length with respect to your discount security and you may vary the length of each accrual period over the term of your discount security.

     However, no accrual period may be longer than one year and each scheduled payment of interest or principal on your discount security must occur on either the first or final day of an accrual period.

     You can determine the amount of OID allocable to an accrual period by:

     o multiplying your discount security's adjusted issue price at the beginning of the accrual period by your security's yield to maturity, and then

     o subtracting from this figure the sum of the payments of qualified stated interest on your security allocable to the accrual period.

     o You must determine the discount security's yield to maturity on the basis of compounding at the close of each accrual period and adjusting for the length of each accrual period. Further, you determine your discount security's adjusted issue price at the beginning of any accrual period by:

     o adding your discount security's issue price and any accrued OID for each prior accrual period, and then

     o subtracting any payments previously made on your discount security that were not qualified stated interest payments.

     If an interval between payments of qualified stated interest on your discount security contains more than one accrual period, then, when you determine the amount of OID allocable to an accrual period, you must allocate the amount of qualified stated interest payable at the end of the interval, including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval, pro rata to each accrual period in the interval based on their relative lengths. In addition, you must increase the adjusted issue price at the beginning of each accrual period in the interval by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. You may compute the amount of OID allocable to an initial short accrual period by using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length.

     The amount of OID allocable to the final accrual period is equal to the difference between:

     o the amount payable at the maturity of your security (other than any payment of qualified stated interest), and

     o your security's adjusted issue price as of the beginning of the final accrual period.

     Acquisition Premium. If you purchase your security for an amount that is less than or equal to the sum of all amounts, other than qualified stated interest, payable on your security after the purchase date but is greater than the amount of your security's adjusted issue price (as determined above under "Description of Securities and Guarantee - United States Federal Taxation - Original Issue Discount - General"), the excess is acquisition premium. If you do not make the election described below under "Election to Treat All Interest as Original Issue Discount", then you must reduce the daily portions of OID by an amount equal to:

     o the excess of your adjusted basis in the security immediately after purchase over the adjusted issue price of your security divided by:

     o the excess of the sum of all amounts payable, other than qualified stated interest, on your security after the purchase date over your security's adjusted issue price.

     Pre-Issuance Accrued Interest. An election can be made to decrease the issue price of your security by the amount of pre-issuance accrued interest if:

     o a portion of the initial purchase price of your security is attributable to pre-issuance accrued interest,

     o the first stated interest payment on your security is to be made within one year of your security's issue date, and

     o the payment will equal or exceed the amount of pre-issuance accrued interest.

If this election is made, a portion of the first stated interest payment will be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on your security.

     Securities Subject to Contingencies Including Optional Redemption. Your security is subject to a contingency if it provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies, other than a remote or incidental contingency, whether such contingency relates to payments of interest or of principal. In such a case, you must determine the yield and maturity of your security by assuming that the payments will be made according to the payment schedule most likely to occur if:

     o the timing and amounts of the payments that comprise each payment schedule are known as of the issue date, and

     o    one of such schedules is significantly more likely than not to occur.

If there is no single payment schedule that is significantly more likely than not to occur, other than because of a mandatory sinking fund, you must include income on your security in accordance with the general rules that govern contingent payment obligations. These rules will be discussed in the applicable pricing supplement.

     Notwithstanding the general rules for determining yield and maturity, if your security is subject to contingencies, and either you or we have an unconditional option or options that, if exercised, would require payments to be made on the security under an alternative payment schedule or schedules, then:

     o in the case of an option or options that we may exercise, we will be deemed to exercise or not exercise an option or combination of options in the manner that minimizes the yield on your security, and

     o in the case of an option or options that you may exercise, you will be deemed to exercise or not exercise an option or combination of options in the manner that maximizes the yield on your security.

If both you and we hold options described in the preceding sentence, those rules will apply to each option in the order in which they may be exercised. You may determine the yield on your security for the purposes of those calculations by using any date on which your security may be redeemed or repurchased as the maturity date and the amount payable on the date that you chose in accordance with the terms of your security as the principal amount payable at maturity.

     If a contingency, including the exercise of an option, actually occurs or does not occur contrary to an assumption made according to the above rules then, except to the extent that a portion of your security is repaid as a result of this change in circumstances and solely to determine the amount and accrual of OID, you must redetermine the yield and maturity of your security by treating your security as having been retired and reissued on the date of the change in circumstances for an amount equal to your security's adjusted issue price on that date.

     Election to Treat All Interest as Original Issue Discount. You may elect to include in gross income all interest that accrues on your security using the constant-yield method described above under the heading "Description of Securities and Guarantee - United States Federal Taxation - Original Issue Discount - Inclusion of Original Issue Discount in Income", with the modifications described below. For purposes of this election, interest will include stated interest, OID, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium (described below under "Securities Purchased at a Premium") or acquisition premium.

     If you make this election for your security, then, when you apply the constant-yield method:

     o    the issue price of your security will equal your cost,

     o    the issue date of your security will be the date you acquired it, and

     o no payments on your security will be treated as payments of qualified stated interest.

Generally, this election will apply only to the security for which you make it unless the security has amortizable bond premium or market discount. If the security has amortizable bond premium, you will be deemed to have elected to apply amortizable bond premium against interest for all debt instruments with amortizable bond premium, other than debt instruments the interest on which is excludible from gross income, that you own as of the beginning of the taxable year to which the election applies or any taxable year thereafter. Additionally, if you make this election for a market discount security, you will be treated as having made the election discussed above under "Description of Securities and Guarantee - United States Federal Taxation - Original Issue Discount - Market Discount" to include market discount in income currently over the life of all debt instruments that you currently own or later acquire. You may not revoke any election to apply the constant-yield method to all interest on a security or the deemed elections with respect to amortizable bond premium or market discount securities without the consent of the Internal Revenue Service.

     Variable Rate Securities. Your security will be a "variable rate security" if:

     o your security's issue price does not exceed the total noncontingent principal payments by more than the lesser of:

          o .015 multiplied by the product of the total noncontingent principal payments and the number of complete years to maturity from the issue date, or

          o    15 percent of the total noncontingent principal payments; and

     o your security provides for stated interest (compounded or paid at least annually) only at:

          o    one or more qualified floating rates,

          o    a single fixed rate and one or more qualified floating rates,

          o    a single objective rate, or

          o a single fixed rate and a single objective rate that is a qualified inverse floating rate.

     Your security will have a variable rate that is a qualified floating rate if:

     o variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which your security is denominated or

     o    the rate is equal to such a rate multiplied by either:

          o a fixed multiple that is greater than 0.65 but not more than 1.35 or

          o a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate and

     o the value of the rate on any date during the term of your security is set no earlier than 3 months prior to the first day on which that value is in effect and no later than 1 year following that first day.

     o If your security provides for two or more qualified floating rates that are within 0.25 percentage points of each other on the issue date or can reasonably be expected to have approximately the same values throughout the term of the security, the qualified floating rates together constitute a single qualified floating rate.

     o Your security will not have a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the security or are not reasonably expected to significantly affect the yield on the security.

     o Your security will have a variable rate that is a single objective rate if:

     o    the rate is not a qualified floating rate,

     o the rate is determined using a single, fixed formula that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the issuer or a related party, and

     o the value of the rate on any date during the term of your security is set no earlier than 3 months prior to the first day on which that value is in effect and no later than 1 year following that first day.

     Your security will not have a variable rate that is an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of your security's term will be either significantly less than or significantly greater than the average value of the rate during the final half of your security's term.

     An objective rate as described above is a qualified inverse floating rate if:

     o    the rate is equal to a fixed rate minus a qualified floating rate and

     o the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds.

     Your security will also have a single qualified floating rate or an objective rate if interest on your security is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period, and either:

     o the fixed rate and the qualified floating rate or objective rate have values on the issue date of the security that do not differ by more than 0.25 percentage points or

     o the value of the qualified floating rate or objective rate is intended to approximate the fixed rate.

     In general, if your variable rate security provides for stated interest at a single qualified floating rate or objective rate, all stated interest on your security is qualified stated interest. In this case, the amount of OID, if any, is determined by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, in the case of any other objective rate, a fixed rate that reflects the yield reasonably expected for your security.

     If your variable rate security does not provide for stated interest at a single qualified floating rate or a single objective rate, and also does not provide for interest payable at a fixed rate, other than at a single fixed rate for an initial period, you generally must determine the interest and OID accruals on your security by:

     o determining a fixed rate substitute for each variable rate provided under your variable rate security,

     o constructing the equivalent fixed rate debt instrument (using the fixed rate substitute described above),

     o determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and

     o adjusting for actual variable rates during the applicable accrual period.

When you determine the fixed rate substitute for each variable rate provided under the variable rate security, you generally will use the value of each variable rate as of the issue date or, for an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on your security.

     If your variable rate security provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and also provides for stated interest at a single fixed rate, other than at a single fixed rate for an initial period, you generally must determine interest and OID accruals by using the method described in the previous paragraph. However, your variable rate security will be treated, for purposes of the first three steps of the determination, as if your security had provided for a qualified floating rate, or a qualified inverse floating rate, rather than the fixed rate. The qualified floating rate, or qualified inverse floating rate, that replaces the fixed rate must be such that the fair market value of your variable rate security as of the issue date approximates the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate, or qualified inverse floating rate, rather than the fixed rate.

     Short-Term Securities. In general, if you are an individual or other cash basis United States holder of a short-term security, you are not required to accrue OID, as specially defined below for the purposes of this paragraph, for United States federal income tax purposes unless you elect to do so. However, you may be required to include any stated interest in income as you receive it. If you are an accrual basis taxpayer, a taxpayer in a special class, including, but not limited to, a regulated investment company, common trust fund, or a certain type of pass-through entity, or a cash basis taxpayer who so elects, you will be required to accrue OID on short-term securities on either a straight-line basis or under the constant-yield method, based on daily compounding. If you are not required and do not elect to include OID in income currently, any gain you realize on the sale or retirement of your short-term security will be ordinary income to the extent of the OID accrued on a straight-line basis, unless you make an election to accrue the OID under the constant-yield method, through the date of sale or retirement. However, if you are not required and do not elect to accrue OID on your short-term securities, you will be required to defer deductions for interest on borrowings allocable to your short-term securities in an amount not exceeding the deferred income until the deferred income is realized.

     When you determine the amount of OID subject to these rules, you must include all interest payments on your short-term security, including stated interest, in your short-term security's stated redemption price at maturity.

     Discount Securities. If your discount security is denominated in, or determined by reference to, a foreign currency, you must determine OID for any accrual period on your discount security in the foreign currency and then translate the amount of OID into U.S. dollars in the same manner as stated interest accrued by an accrual basis United States holder, as described under "Description of Securities and Guarantee - United States Federal Taxation - Payments of Interest". You may recognize ordinary income or loss when you receive an amount attributable to OID in connection with a payment of interest or the sale or retirement of your security.

     Market Discount. You will be treated as if you purchased your security, other than a short-term security, at a market discount and your security will be a market discount security if:

     o you purchase your security for less than its issue price (as determined above under "Description of Securities and Guarantee - United States Federal Taxation - Original Issue Discount - General") and

     o your security's stated redemption price at maturity or, in the case of a discount security, the security's revised issue price, exceeds the price you paid for your security by at least 1/4 of 1 percent of your security's stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the security's maturity.

To determine the revised issue price of your security for these purposes, you generally add any OID that has accrued on your security to its issue price.

     If your security's stated redemption price at maturity or, in the case of a discount security, its revised issue price, does not exceed the price you paid for the security by 1/4 of 1 percent multiplied by the number of complete years to the security's maturity, the excess constitutes de minimis market discount, and the rules that we discuss below are not applicable to you.

     If you recognize gain on the maturity or disposition of your market discount security, you must treat it as ordinary income to the extent of the accrued market discount on your security. Alternatively, you may elect to include market discount in income currently over the life of your security. If you make this election, it will apply to all debt instruments with market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke this election without the consent of the Internal Revenue Service.

     You will accrue market discount on your market discount security on a straight-line basis unless you elect to accrue market discount using a constant-yield method. If you elect to accrue market discount using a constant-yield method, it will apply only to the security with respect to which it is made and you may not revoke it.

     If you own a market discount security and do not elect to include market discount in income currently, you will generally be required to defer deductions for interest on borrowings allocable to your security in an amount not exceeding the accrued market discount on your security until the maturity or disposition of your security.

   Securities Purchased at a Premium

     If you purchase your security for an amount in excess of its principal amount, you may elect to treat the excess as amortizable bond premium. If you make this election, you will reduce the amount required to be included in your income each year with respect to interest on your security by the amount of amortizable bond premium allocable, based on your security's yield to maturity, to that year. If your security is denominated in, or determined by reference to, a foreign currency, you will compute your amortizable bond premium in units of the foreign currency and your amortizable bond premium will reduce your interest income in units of the foreign currency. Gain or loss recognized that is attributable to changes in exchange rates between the time your amortized bond premium offsets interest income and the time of the acquisition of your security is generally taxable as ordinary income or loss. If you make an election to amortize bond premium, it will apply to all debt instruments (other than debt instruments, the interest on which is excludible from gross income) that you own at the beginning of the first taxable year to which the election applies, and to all debt instruments that you thereafter acquire, and you may not revoke it without the consent of the Internal Revenue Service. See also "Description of Securities and Guarantee - United States Federal Taxation - Original Issue Discount - Election to Treat All Interest as Original Issue Discount".

   Purchase, Sale and Retirement of the Securities

     Your tax basis in your security will generally be the U.S. dollar cost (as defined below) of your security, adjusted by:

     o adding any OID or market discount, de minimis original issue discount and de minimis market discount previously included in income with respect to your security, and then

     o subtracting the amount of any payments on your security that are not qualified stated interest payments and the amount of any amortizable bond premium applied to reduce interest on your security.

If you purchase your security with foreign currency, the U.S. dollar cost of your security will generally be the U.S. dollar value of the purchase price on the date of purchase. However, if you are a cash basis taxpayer, or an accrual basis taxpayer if you so elect, and your security is traded on an established securities market, as defined in the applicable Treasury regulations, the U.S. dollar cost of your security will be the U.S. dollar value of the purchase price on the settlement date of your purchase.

     You will generally recognize gain or loss on the sale or retirement of your security equal to the difference between the amount you realize on the sale or retirement and your tax basis in your security. If your security is sold or retired for an amount in foreign currency, the amount you realize will be the U.S. dollar value of such amount on:

     o the date payment is received, if you are a cash basis taxpayer and the securities are not traded on an established securities market, as defined in the applicable Treasury regulations,

     o    the date of disposition, if you are an accrual basis taxpayer, or

     o the settlement date for the sale, if you are a cash basis taxpayer, or an accrual basis taxpayer that so elects, and the securities are traded on an established securities market, as defined in the applicable Treasury regulations.

     You will recognize capital gain or loss when you sell or retire your security, except to the extent:

     o    described above under "Short-Term Securities" or "Market Discount",

     o    attributable to accrued but unpaid interest,

     o    the rules governing contingent payment obligations apply, or

     o    attributable to changes in exchange rates as described below.

Capital gain of a noncorporate United States holder is generally taxed at a maximum rate of 20% for property held more than one year and 18% where the property is held for more than five years.

     You must treat any portion of the gain or loss that you recognize on the sale or retirement of a security as ordinary income or loss to the extent attributable to changes in exchange rates. However, you take exchange gain or loss into account only to the extent of the total gain or loss you realize on the transaction.

   Exchange of Amounts in Other Than U.S. Dollars

     If you receive foreign currency as interest on your security or on the sale or retirement of your security, your tax basis in the foreign currency will equal its U.S. dollar value when the interest is received or at the time of the sale or retirement. If you purchase foreign currency, you generally will have a tax basis equal to the U.S. dollar value of the foreign currency on the date of your purchase. If you sell or dispose of a foreign currency, including if you use it to purchase securities or exchange it for U.S. dollars, any gain or loss recognized generally will be ordinary income or loss.

   Indexed Securities

     The applicable prospectus supplement will discuss any special United States federal income tax rules with respect to securities the payments on which are determined by reference to any index and other securities that are subject to the rules governing contingent payment obligations which are not subject to the rules governing variable rate securities.

   Backup Withholding and Information Reporting

     In general, information reporting requirements will apply to all payments of principal, any premium and interest, the accrual of OID on a discount security, and the proceeds of the sale of security before maturity within the United States, with respect to non-corporate United States holders. Additionally, backup withholding will generally apply to any payments, including payments of OID, if you fail to provide an accurate taxpayer identification number, or you are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

Redemption

   General

     If the securities of a series, other than our domestic A$ bonds, provide for mandatory redemption by us or redemption at our election, unless otherwise provided in the applicable prospectus supplement, that redemption shall be on not less than ten nor more than 45 days' notice and, in the event of redemption in part, the securities to be redeemed will be selected by the fiscal agent in such manner as it shall deem fair and appropriate.

     Unless all the securities of a series to be redeemed are registered securities, notice of redemption will be published prior to the redemption date in a daily newspaper printed in the English language and of general circulation in The City of New York, or as otherwise provided in the applicable prospectus supplement. Additionally, notice of that redemption will be mailed to holders of registered securities of the series to their last addresses as they appear on the register of the securities of that series.

   For Taxation

     Should we, on the occasion of the next payment in respect of the securities, other than our domestic A$ bonds, be obliged to pay any additional amounts as are referred to in "Taxation by the Commonwealth of Australia" above, we may, at our option, on the giving of not less than 30 nor more than 60 days' notice to you, redeem the securities as a whole at a redemption price of 100% of the principal amount thereof with the accrued interest to the date fixed for redemption or that other redemption price as set forth in the applicable prospectus supplement.

Acceleration of Maturity

     In the event of default in the payment of principal of or interest on any of the securities, other than our domestic A$ bonds, and the continuance of that default for a period of 30 days, or of default for 90 days after written notice by a holder of any securities to us at the office of the fiscal agent in the Borough of Manhattan, The City of New York, of a default in the performance of any other material covenant contained in the securities, each security will become due and payable at the option of the holder of that security upon written demand to us at the office of the fiscal agent, unless prior to the receipt of the written demand by the fiscal agent all defaults shall have been cured. No periodic evidence is required to be furnished by us to the fiscal agent as to the absence of defaults. Any provisions for the acceleration of maturity of the domestic

A$ bonds will be set forth in the applicable prospectus supplement.

Modification

     We may modify any of the terms or provisions contained in the securities, other than our domestic A$ bonds, of the same series in any way with the written consent of the holders of not less than 66 2/3% in principal amount of the securities of the same series at the time outstanding, provided that

     o if any of the modifications would change the terms of payment of the principal of, or any interest or premium on, any securities of the same series or affect the rights of holders of less than all the securities of the same series at the time outstanding, the consent of all holders of the securities of the same series is required and

     o if any modification would reduce the aforesaid percentage needed for authorization of the modification, the consent of all holders of the outstanding securities of the same series is required.

Guarantee of the Treasurer on behalf of the Government of Queensland

     By one or more Deeds of Guarantee (referred to herein collectively as the "guarantee"), given pursuant to Section 33 of the Act, the Treasurer of Queensland, on behalf of the Government of Queensland, will guarantee the payment of principal of, and any interest or premium on, the securities. The guarantee is a direct and unconditional obligation of the Government of Queensland, payable out of the Consolidated Fund, and will rank in parity with all of its other unsecured obligations. Our domestic A$ bonds (Inscribed Stock) are statutorily guaranteed as to payment of principal and interest pursuant to
Section 32 of the Act.

Jurisdiction, Consent to Service and Enforceability

     Unless otherwise specified in the applicable prospectus supplement, we and the Government of Queensland will appoint the fiscal agent, whose address in New York City will be set forth in the prospectus supplement, as the authorized agent upon whom process may be served in any action based on the securities which may be instituted in any state or federal court in The City or the State of New York by the holder of any security. That appointment shall be irrevocable until all amounts in respect of the principal and interest due and to become due on or in respect of all the securities have been paid, except that if, for any reason, the agent ceases to act as our or the Government of Queensland's authorized agent, we or the Government of Queensland, as the case may be, will appoint another person in New York as its authorized agent. We and the Government of Queensland will expressly accept the jurisdiction of any such court in respect of the action. We and the Government of Queensland will irrevocably waive to the extent permitted by law any immunity from the jurisdiction of any such court (but not from execution or attachment or process in the nature thereof) to which it might otherwise be entitled in any action based upon the securities or the guarantee.

     We and the Government of Queensland are also subject to suit in competent courts in Queensland and will irrevocably waive any immunity from the jurisdiction of any such court in any action based upon the securities or the guarantee.

Governing Law

     The fiscal agency agreement, the guarantee and the securities will be governed by, and interpreted in accordance with, the laws of the State of New York, except that all matters governing our domestic A$ bonds and authorization and execution by us or the Government of Queensland and any statutory guarantee relating to any securities will be governed by the laws of Queensland.

Plan of Distribution

     We may sell securities

     o    through underwriters or dealers,

     o    directly, or

     o    through agents.

Each prospectus supplement with respect to the securities we are offering will set forth the terms of the offering of the securities, including the name or names of any underwriters or agents, the price of the securities and the net proceeds to us from the sale, any underwriting discounts or other items constituting underwriters' compensation, and discounts or concessions allowed or re-allowed or paid to dealers and any securities exchange on which the securities may be listed.

     If underwriters are used in the sale, securities will be acquired by the underwriters for their own account and may be resold from time to time by them in one or more transactions, including negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or directly by one or more investment banking firms or others, as designated in the applicable prospectus supplement. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions and the underwriters will be obligated to purchase all securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

     Securities may be sold directly by us or through agents we designate from time to time. Any agent involved in the offer or sale of securities will be named, and any commissions payable by us to the agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment and will not be acquiring the securities for its own account.

     Bearer securities are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a U.S. person except in certain transactions permitted by U.S. tax regulations.

     If so indicated in the prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase securities from us at the public offering price set forth in the prospectus supplement plus accrued interest, if any, pursuant to delayed delivery contracts providing for payment and delivery on a date or dates stated in the prospectus supplement. If arranged by underwriters, each contract will be entered into on or prior to the date of delivery to the underwriters of the securities to be purchased by them. Each contract will be for an amount not less than, and the aggregate principal amount of securities sold pursuant to contracts shall not be less or more than, the respective amounts stated in the prospectus supplement. Institutions with which contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases these institutions must be approved by us. Contracts will not be subject to any conditions except that:

     o the purchase by an institution of securities covered by its contract will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which the institution is subject and

     o if the purchase is arranged by underwriters, the sale to underwriters of securities to be purchased by them pursuant to the applicable underwriting agreement will have been completed.

The underwriters and any other persons will not have any responsibility in respect of the validity or performance of the contracts. The principal amount of securities to be purchased by each underwriter will be reduced by the portion of the securities contracted to be sold pursuant to contracts allocated to the underwriter as provided in the agreement among underwriters relating to those securities.

     Agents and underwriters may be entitled under agreement entered into with us to indemnification by us against certain civil liabilities, including liabilities under the United States Securities Act of 1933, or to contribution with respect to payment which the agents or underwriters may be required to make in respect thereof. Agents and underwriters in the ordinary course of business may engage in transactions with or perform services for us.

Validity of Securities
and Guarantee

     The validity of the securities and the guarantee will be passed upon for us and the Treasurer on behalf of the Government of Queensland as to matters of the laws of the State of Queensland and the Commonwealth of Australia by the Crown Solicitor of Queensland, and as to matters of the laws of the State of New York, by Sullivan & Cromwell, New York, New York, counsel to the dealers. The opinions of the Crown Solicitor and Sullivan & Cromwell will be conditioned upon, and subject to certain assumptions regarding, future action required to be taken by us and the fiscal agent in connection with the issuance and sale of any particular security, the specific terms of securities and other matters which may affect the validity of securities but which cannot be ascertained on the date of the opinions. Sullivan & Cromwell has on occasion rendered legal services to us and the Government of Queensland.

Experts and Public Official Documents

     Information included herein which is designated as being taken from a publication of Queensland or Australia or an agency or instrumentality of either, is included herein on the authority of the publication as a public official document.

     Our financial statements and those of Queensland as at and for various periods and included or incorporated into this prospectus, have been examined by the Auditor-General of Queensland, as set forth in the Auditor General's Reports appearing elsewhere and incorporated herein and are included with the Auditor General's consent and in reliance upon the Auditor General's authority as an expert in accounting and auditing.

     All other statements included in this prospectus, any prospectus supplement and the Form 18-K relating to us or Queensland have been reviewed by Mr. Gerard Bradley, Under Treasurer of the State of Queensland, and are included herein or therein on his authority.

                      Authorized Agent in the United States

     The authorized agent for us and Queensland in the United States is Ken Allen of the Australian Consulate-General, 150 East 42nd Street, 34th Floor, New York, New York 10117-5612.

                               Further Information

     If you require further information about us, our business address is:

         Queensland Treasury Corporation
         Level 14,
         61 Mary Street
         Brisbane, Queensland 4000
         Australia
         Telephone:  (61 7) 3842-4600

     A registration statement relating to the securities and the guarantee, which is on file with the SEC, contains further information.

                                     PART II

     (That required by Items (11), (13) and (14) and a part of that required by Item (3) of Schedule B of the Securities Act of 1933).

     I. There is no provision for substitution of security with regard to the secured debt of Queensland Treasury Corporation.

     II. The issuer hereby agrees to furnish a copy of the opinion of the Crown Solicitor of Queensland, including a consent thereto, in respect of the legality of the Debt Securities and the Guarantee.

     III. An itemized statement showing the amount or estimated amounts of expenses of Queensland Treasury Corporation, other than underwriting discounts and commissions in connection with the offering and sale of a particular issue or series of Debt Securities shall be provided in the post-effective amendment to or with the exhibits to this Registration Statement relating to such issue or series.

                                  UNDERTAKINGS

     The Registrants hereby undertake:

     (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

     (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (c) to remove from registration by means of a post-effective amendment any of the Debt Securities being registered which remain unsold at the termination of the offering; and

     (d) that, for purposes of determining any liability under the Securities Act of 1933, each filing of any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises:

     (1)  The facing sheet.
     (2)  The Cross-Reference Sheet.
     (3)  The Explanatory Note.
     (4)  The Prospectus.
     (5)  Part II, consisting of pages II-1 to II-6. (6) The following Exhibits:

A-- Form of Prospectus Supplement to be used in connection with the offer and sale of the Global A$ Bonds (the "Global A$ Bonds") of Queensland Treasury Corporation.#

B-- Form of Prospectus Supplement to be used in connection with the offer and sale of the Medium-Term Notes, Series B (the "Medium-Term Notes"), of Queensland Treasury Corporation.#

C-- Form of Amended and Restated Distribution Agreement (the "Global A$ Bond Distribution Agreement") relating to the offer and sale of the Global A$ Bonds.*

D-- Form of Amended and Restated Form of Distribution Agreement (the "MTN Distribution Agreement") relating to the offer and sale of Medium-Term Notes.*

E-- Form of Amended and Restated Fiscal Agency Agreement, including the forms of the Global A$ Bonds (incorporated herein by reference to Exhibit E to the Registrant's Registration Statement No. 333-101023).

F-- Form of Amended and Restated Fiscal Agency Agreement, including the forms of the Medium-Term Notes (incorporated herein by reference to Exhibit F to the Registrant's Registration Statement No. 333-101023).

G-- Form of Calculation Agency Agreement relating to the Medium-Term Notes (incorporated herein by reference to Exhibit G to the Registrants' Registration Statement No. 33-47373).

H-- Determination Agency Agreement relating to the Medium-Term Notes (incorporated herein by reference to Exhibit H to the Registrants' Registration Statement No. 33-47373).

I-- Form of Exchange Rate Agency Agreement relating to the Global A$ Bonds (incorporated herein by reference to Exhibit I to the Registrant's Registration Statement No. 333-101023).

J-- Form of Exchange Rate Agency Agreement relating to the Medium-Term Note (incorporated herein by reference to Exhibit J to the Registrant's Registration Statement No. 333-101023).

K-- Opinion of the Crown Solicitor of Queensland in respect of the validity of the Medium-Term Notes and the Global A$ Bonds.*

L-- Statutory Bodies Financial Arrangements Act 1982 of the State of Queensland (incorporated herein by reference to Exhibit L to the Registrant's Registration Statement No. 333-101023).

M-- Queensland Treasury Corporation Act 1988 of the State of Queensland (incorporated herein by reference to Exhibit M to the Registrant's Registration Statement No. 333-101023).

N-- Deed of Guarantee in respect of the Global A$ Bonds (incorporated herein by reference to Exhibit (i)(7) to the Registrants' annual report on Form 18-K for the year ended June 30, 2001, filed with the Commission on December 5, 2001).

O-- Deed of Guarantee dated in respect of the Medium-Term Notes (incorporated herein by reference to Exhibit (i)(8) to the Registrants' annual report on Form 18-K for the year ended June 30, 2001, filed with the Commission on December 5, 2001).

P--   Form of Global A$ Bonds (included in Exhibit E above).

Q--   Form of Medium-Term Note (included in Exhibit F above).

R--   The following consents:

      (1) Consent of Mr. Gerard Bradley, Under Treasurer of the State of Queensland (included on page II-4).*

      (2)  Consent of Mr. L. J. Scanlan, Auditor-General of Queensland.*

      (3) Consent of Mr. Graeme Garrett, Team Leader, Corporate Services, Queensland Treasury Corporation.*

      (4) Consent of Mr. Stephen R. Rochester, Chief Executive, Queensland Treasury Corporation.*

      (5) Consent of Mr. C.W. Lohe, Crown Solicitor of Queensland (included in Item K above).*

      (6)  Consent of Sullivan & Cromwell, U.S. counsel for dealers.*

S-- Itemized statement of estimated expenses, other than discounts and commissions, in connection with the offering and sale of the Global A$ Bonds and Medium-Term Notes.*

______________
*  Filed herewith.
#  To be filed pursuant to Rule 424(b)(3) under the Securities Act of 1933.

                                    SIGNATURE

                                 (of the Issuer)

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, a corporation sole constituted under the name of The Queensland Government Development Authority by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 and continued in existence under the name of Queensland Treasury Corporation, has duly signed this Registration Statement or amendment thereto in the City of Brisbane, Queensland, Commonwealth of Australia on the thirteenth day of November, 2003.


                             QUEENSLAND TREASURY CORPORATION

                             By            /s/  Gerard Bradley
                                 ------------------------------------------
                                           Mr. Gerard Bradley*
                                            Under Treasurer

__________________
*   Consent is hereby given to the inclusion of his Certificate dated
August, 2003 incorporated by reference in the Registration Statement and to the use of his name in connection with the information specified in the Registration Statement to have been supplied by him and stated on his authority.

                                    SIGNATURE

                               (of the Guarantor)

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, the Treasurer on behalf of the Government of Queensland, has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brisbane, Queensland, Commonwealth of Australia on the thirteenth day of November, 2003.


                                     TREASURER OF QUEENSLAND
                                         on behalf of the
                                    GOVERNMENT OF QUEENSLAND

                            By            /s/  Terence Mackenroth
                                ------------------------------------------
                                          The Honourable,
                                          Terence Mackenroth, MP

                          SIGNATURE OF AUTHORIZED AGENT

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Undersigned, the duly authorized agent in the United States of the issuer and the guarantor, has duly signed this Registration Statement or amendment thereto in The City of New York, New York on the thirteenth day of November, 2003.


                          By          /s/ Ken Allen
                              -----------------------------------------
                                         Ken Allen
                                         Authorized Agent

                                  EXHIBIT INDEX

                                                                                          Sequentially
                                                                                            Numbered
Exhibit                                                                                       Page
-------                                                                                   ------------
A--   Form of Prospectus Supplement to be used in connection with the offer and sale of the Global A$ Bonds (the "Global A$ Bonds") of Queensland Treasury
      Corporation.#

B-- Form of Prospectus Supplement to be used in connection with the offer and sale of the Medium-Term Notes, Series B (the "Medium-Term Notes"), of
      Queensland Treasury Corporation.#

C--   Form of Amended and Restated Distribution Agreement (the "Global A$ Bond
      Distribution Agreement") relating to the offer and sale of the Global A$
      Bonds.*

D--   Form of Amended and Restated Form of Distribution Agreement (the "MTN
      Distribution Agreement") relating to the offer and sale of Medium-Term
      Notes.*

E-- Form of Amended and Restated Fiscal Agency Agreement, including the forms of the Global A$ Bonds (incorporated herein by reference to Exhibit E to the Registrant's Registration Statement No. 333-101023).

F-- Form of Amended and Restated Fiscal Agency Agreement, including the forms of the Medium-Term Notes (incorporated herein by reference to Exhibit F to the Registrant's Registration Statement No. 333-101023).

G--   Form of Calculation Agency Agreement relating to the Medium-Term Notes
      (incorporated herein by reference to Exhibit G to the Registrants'
      Registration Statement No. 33-47373).

H--   Determination Agency Agreement relating to the Medium-Term Notes
      (incorporated herein by reference to Exhibit H to the Registrants'
      Registration Statement No. 33-47373).

I--   Form of Exchange Rate Agency Agreement relating to the Global A$ Bonds
      (incorporated herein by reference to Exhibit I to the Registrant's
      Registration Statement No. 333-101023).

J--   Form of Exchange Rate Agency Agreement relating to the Medium-Term Notes
      (incorporated herein by reference to Exhibit J to the Registrant's
      Registration Statement No. 333-101023).

K-- Opinion of the Crown Solicitor of Queensland in respect of the validity of the Medium-Term Notes and the Global A$ Bonds.*

L--   Statutory Bodies Financial Arrangements Act 1982 of the State of
      Queensland (incorporated herein by reference to Exhibit L to the Registrant's Registration Statement No. 333-101023).

M--   Queensland Treasury Corporation Act 1988 of the State of Queensland
      (incorporated herein by reference to Exhibit M to the Registrant's
      Registration Statement No. 333-101023).

N-- Deed of Guarantee in respect of the Global A$ Bonds (incorporated herein by reference to Exhibit (i)(7) to the Registrants' annual report on Form
      18-K for the year ended June 30, 2001, filed with the Commission on December 5, 2001).

O-- Deed of Guarantee dated in respect of the Medium-Term Notes (incorporated herein by reference to Exhibit (i)(8) to the Registrants' annual report on Form 18-K for the year ended June 30, 2001, filed with the Commission on December 5, 2001).

P--   Form of Global A$ Bonds (included in Exhibit E above).

Q--   Form of Medium-Term Note (included in Exhibit F above).

R--   The following consents:

      (1)  Consent of Mr. Gerard Bradley, Under Treasurer of the State of
           Queensland (included on page II-4).

      (2)  Consent of Mr. L. J. Scanlan, Auditor-General of Queensland.*

      (3)  Consent of Mr. Graeme Garrett, Team Leader, Corporate Services,
           Queensland Treasury Corporation.*

      (4)  Consent of Mr. Stephen R. Rochester, Chief Executive, Queensland
           Treasury Corporation.*

      (5)  Consent of Mr. C.W. Lohe, Crown Solicitor of Queensland (included in
           Item K above).

      (6)  Consent of Sullivan & Cromwell, U.S. counsel for dealers.*

S-- Itemized statement of estimated expenses, other than discounts and commissions, in connection with the offering and sale of the Global A$
      Bonds and Medium-Term Notes.*

_____________
*  Filed herewith.
#  To be filed pursuant to Rule 424(b)(3) under the Securities Act of 1933.